APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Honeybee Collective, LLC
Balance Sheet - unaudited
For the period ended 11/30/21

	Current Period
	30-Nov-21
ASSETS	
Current Assets:	
Cash	$ 50,000.00
Petty Cash	-
Accounts Receivables	909.34
Inventory	18,000.00
Prepaid Expenses	1,900.00
Total Current Assets	70,809.34
Fixed Assets:	
Land	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	**$ 70,809.34**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	50,000.00
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	50,000.00
EQUITY	
Capital Stock/Partner's Equity	20,809.34
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-

Net Income (Loss)		-
Total Equity		20,809.34
TOTAL LIABILITIES & EQUITY	**$**	**70,809.34**
Balance Sheet Check		-

I, Christopher Becker, certify that:

1. The financial statements of Honeybee Collective LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Honeybee Collective LLC has not been included in this Form as Honeybee Collective LLC was formed on 07/08/2021 and has not filed a tax return to date.

Signature
DocuSigned by:
Christopher Becker
95E71DBB3DFD457...

Name: Christopher Becker

Title: Manager